UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE REPORTS 2024 THIRD QUARTER FINANCIAL RESULTS

Redwood City, CA – October 29, 2024 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the third quarter ended September 30, 2024.

Third Quarter 2024:

•	Total Revenues: $635 million, a 7 percent increase year over year
•	Security Subscriptions Revenues: $277 million, a 12 percent increase year over year
•	GAAP Operating Income: $218 million, representing 34 percent of revenues
•	Non-GAAP Operating Income: $274 million, representing 43 percent of revenues
•	GAAP EPS: $1.83, a 4 percent increase year over year
•	Non-GAAP EPS: $2.25, a 9 percent increase year over year

"Check Point delivered great third quarter financial results that were bolstered by double-digit Infinity Platform growth. This success is underscored by double-digit revenue growth in Harmony Email and Infinity Global Services,” said Gil Shwed, Check Point founder and CEO. “We expanded our offerings into the Security Operation Center (SOC) market with the Cyberint acquisition that delivers proactive, AI powered threat intelligence and exposure management. We’re looking forward to continued success with our Infinity Platform and the broader adoption of our technologies as we close out the year."

Financial Highlights for the Third Quarter of 2024:
•	Total Revenues: $635 million compared to $596 million in the third quarter of 2023, a 7 percent increase year over year.
•	GAAP Operating Income: $218 million compared to $226 million in the third quarter of 2023, representing 34 percent and 38 percent of total revenues in the third quarter of 2024 and 2023, respectively.
•
Non-GAAP Operating Income: $274 million compared to $269 million in the third quarter of 2023, representing 43 percent and 45 percent of total revenues in the third quarter of 2024 and 2023, respectively

•	GAAP Taxes on Income: $37 million compared to $39 million in the third quarter of 2023.
•	GAAP Net Income: $207 million compared to $205 million in the third quarter of 2023.
•	Non-GAAP Net Income: $255 million compared to $242 million in the third quarter of 2023.
•	GAAP Earnings per Diluted share: $1.83 compared to $1.75 in the third quarter of 2023, a 4 percent increase year over year.
•	Non-GAAP Earnings per Diluted share: $2.25 compared to $2.07 in the third quarter of 2023, a 9 percent increase year over year.
•	Deferred Revenues: As of September 30, 2024, deferred revenues were $1,745 million compared to $1,709 million as of September 30, 2023, a 2 percent increase year over year.
•	Cash Balances, Marketable Securities and Short-Term Deposits: $2,873 million as of September 30, 2024, compared to $2,989 million as of September 30, 2023.
•
Cash Flow: During the quarter we acquired Cyberint Ltd, a pioneering provider of External Risk Management solutions, for $186 million net cash consideration. Cash flow from operations was $249 million, and acquisition-related costs for the current quarter were insignificant. This compares to $222 million in the third quarter of 2023, which included $22 million in costs related to acquisitions.

•	Share Repurchase Program: During the third quarter of 2024, we repurchased approximately 1.79 million shares at a total cost of approximately $325 million.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 2

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Video Conference Information
Check Point will host a video conference with the investment community on October 29, 2024, at 8:30 AM ET/5:30 AM PT. To listen to the live video cast or replay, please visit the website: www.checkpoint.com/ir.

Fourth Quarter Investor Conference Participation Schedule:

•	Morgan Stanley 23rd Annual Asia Pacific Summit November 20-21, 2024, Singapore

•	2024 UBS Global Technology Conference December 2-3, 2024, Scottsdale, AZ – 1x1’s

•	Wells Fargo TMT Summit December 4, 2024, Rancho Palos Verdes, CA – 1x1’s

•	FBN Virtual Silicon Valley Tech Tour December 6, 2024, Virtual

•	Nasdaq 50th Investor Conference December 10, 2024, London, UK

Members of Check Point's management team anticipate attending these conferences and events to discuss the latest company strategies and initiatives. Check Point’s conference presentations, if applicable, will be available via webcast on the company’s web site. To hear these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

To follow this and other Check Point news visit:
•          LinkedIn: https://www.linkedin.com/company/check-point-software-technologies
•          YouTube: http://www.youtube.com/user/CPGlobal
•          Blog: http://blog.checkpoint.com/
•          X (Formerly known as Twitter): http://www.twitter.com/checkpointsw

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Core Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, and our participation in investor conferences and events during the fourth quarter of 2024. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; the appointment of our new CEO, the transition of our CEO into the role of Executive Chairman; and general market, political, economic, and business conditions, including acts of terrorism or war. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income, and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures to assist the investment community in visualizing the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and has determined that it is important to provide this information to investors.

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenues:
Products and licenses	$118.9	$114.2	$337.3	$339.1
Security subscriptions	276.9	248.3	812.0	715.4
Total revenues from products and security subscriptions	395.8	362.5	1,149.3	1,054.5
Software updates and maintenance	239.3	233.8	712.0	696.7
Total revenues	635.1	596.3	1,861.3	1,751.2

Operating expenses:
Cost of products and licenses	24.3	22.5	68.2	71.3
Cost of security subscriptions	19.6	13.9	52.9	39.8
Total cost of products and security subscriptions	43.9	36.4	121.1	111.1
Cost of Software updates and Maintenance	30.2	27.7	90.5	81.8
Amortization of technology	5.8	3.0	17.4	8.2
Total cost of revenues	79.9	67.1	229.0	201.1

Research and development	97.5	90.0	293.8	268.9
Selling and marketing	208.9	183.3	630.8	546.6
General and administrative	30.3	29.8	86.0	87.3
Total operating expenses	416.6	370.2	1,239.6	1,103.9

Operating income	218.5	226.1	621.7	647.3
Financial income, net	25.3	17.7	71.6	58.1
Income before taxes on income	243.8	243.8	693.3	705.4
Taxes on income	36.9	38.8	105.1	114.3
Net income	$206.9	$205.0	$588.2	$591.1

Basic earnings per share	$1.87	$1.77	$5.28	$5.01
Number of shares used in computing basic earnings per share	110.5	116.0	111.4	117.9

Diluted earnings per share	$1.83	$1.75	$5.16	$4.96
Number of shares used in computing diluted earnings per share	113.4	117.3	114.1	119.2

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023

Revenues	$635.1	$596.3	$1,861.3	$1,751.2
Non-GAAP operating income	274.0	269.0	791.1	770.5
Non-GAAP net income	255.4	242.4	735.9	698.6
Diluted Non-GAAP Earnings per share	$2.25	$2.07	$6.45	$5.86
Number of shares used in computing diluted Non-GAAP earnings per share	113.4	117.3	114.1	119.2

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION
(Unaudited, in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023

GAAP operating income	$218.5	$226.1	$621.7	$647.3
Stock-based compensation (1)	39.0	36.5	119.9	105.4
Amortization of intangible assets and acquisition related expenses (2)	16.5	6.4	49.5	17.8
Non-GAAP operating income	$274.0	$269.0	$791.1	$770.5

GAAP net income	$206.9	$205.0	$588.2	$591.1
Stock-based compensation (1)	39.0	36.5	119.9	105.4
Amortization of intangible assets and acquisition related expenses (2)	16.5	6.4	49.5	17.8
Taxes on the above items (3)	(7.0)	(5.5)	(21.7)	(15.7)
Non-GAAP net income	$255.4	$242.4	$735.9	$698.6

Diluted GAAP Earnings per share	$1.83	$1.75	$5.16	$4.96
Stock-based compensation (1)	0.34	0.31	1.04	0.88
Amortization of intangible assets and acquisition related expenses (2)	0.14	0.06	0.44	0.15
Taxes on the above items (3)	(0.06)	(0.05)	(0.19)	(0.13)
Diluted Non-GAAP Earnings per share	$2.25	$2.07	$6.45	$5.86

Number of shares used in computing diluted Non-GAAP earnings per share	113.4	117.3	114.1	119.2

(1) Stock-based compensation:
Cost of products and licenses	$0.1	$0.1	$0.3	$0.3
Cost of software updates and maintenance	1.8	1.9	6.2	4.9
Research and development	14.0	12.1	42.3	34.5
Selling and marketing	15.4	15.0	46.2	41.1
General and administrative	7.7	7.4	24.9	24.6
	39.0	36.5	119.9	105.4

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	5.8	3.0	17.4	8.2
Research and development	1.6	1.1	4.8	5.0
Selling and marketing	9.1	2.3	27.3	4.6
	16.5	6.4	49.5	17.8
(3) Taxes on the above items	(7.0)	(5.5)	(21.7)	(15.7)

Total, net	$48.5	$37.4	$147.7	$107.5

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In millions)

ASSETS

	September 30,	December 31,
	2024 (Unaudited)	2023 (Audited)
Current assets:
Cash and cash equivalents	$543.8	$537.7
Marketable securities and short-term deposits	925.6	992.3
Trade receivables, net	391.9	657.7
Prepaid expenses and other current assets	90.9	70.0
Total current assets	1,952.2	2,257.7

Long-term assets:
Marketable securities	1,403.4	1,429.7
Property and equipment, net	80.6	80.4
Deferred tax asset, net	76.5	81.8
Goodwill and other intangible assets, net	1,900.4	1,748.5
Other assets	99.5	97.4
Total long-term assets	3,560.4	3,437.8

Total assets	$5,512.6	$5,695.5

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$1,270.2	$1,413.8
Trade payables and other accrued liabilities	446.0	502.3
Total current liabilities	1,716.2	1,916.1

Long-term liabilities:
Long-term deferred revenues	474.8	493.9
Income tax accrual	457.8	436.1
Other long-term liabilities	35.2	28.4
	967.8	958.4

Total liabilities	2,684.0	2,874.5

Shareholders’ equity:
Share capital	0.8	0.8
Additional paid-in capital	3,019.4	2,732.5
Treasury shares at cost	(13,946.7)	(13,041.2)
Accumulated other comprehensive loss	(1.2)	(39.2)
Retained earnings	13,756.3	13,168.1
Total shareholders’ equity	2,828.6	2,821.0

Total liabilities and shareholders’ equity	$5,512.6	$5,695.5
Total cash and cash equivalents, marketable securities and short-term deposits	$2,872.8	$2,959.7

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(Unaudited, in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Cash flow from operating activities:
Net income	$206.9	$205.0	$588.2	$591.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5.2	5.2	17.7	17.4
Amortization of intangible assets	13.4	4.6	40.4	10.8
Stock-based compensation	39.0	36.5	119.9	105.4
Realized loss on marketable securities	* )	6.0	* )	6.7
Decrease in trade and other receivables, net	67.8	38.1	258.2	263.3
Decrease in deferred revenues, trade payables and other accrued liabilities	(91.6)	(75.8)	(213.3)	(205.1)
Deferred income taxes, net	8.2	2.7	(1.3)	9.3
Net cash provided by operating activities	248.9	222.3	809.8	798.9

Cash flow from investing activities:
Payment in conjunction with acquisitions, net of acquired cash	(185.8)	(455.0)	(185.8)	(455.0)
Investment in property and equipment	(4.8)	(6.1)	(17.7)	(13.9)
Net cash used in investing activities	(190.6)	(461.1)	(203.5)	(468.9)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	45.4	32.6	249.6	117.7
Purchase of treasury shares	(325.0)	(324.6)	(975.0)	(974.4)
Payments related to shares withheld for taxes	(3.9)	(2.1)	(17.1)	(9.8)
Net cash used in financing activities	(283.5)	(294.1)	(742.5)	(866.5)

Unrealized gain on marketable securities, net	40.1	6.1	49.3	22.0

Decrease in cash and cash equivalents, marketable securities and short term deposits	(185.1)	(526.8)	(86.9)	(514.5)

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,057.9	3,515.5	2,959.7	3,503.2

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$2,872.8	$2,988.7	$2,872.8	$2,988.7

*) represents an amount lower than 0.1

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Roei Golan
Roei Golan
October 29, 2024	Chief Financial Officer

©2024 Check Point Software Technologies Ltd. All rights reserved | P. 9